旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST® 眞維斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Mi[redacted] Tel : (852)2263 3000 Fax : (852)2343 3217

September 24, 2004

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Attn: Mr. Frank Zarb

Dear Sirs

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated June 1, 2004 regarding the continuing connected transaction published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on June 2, 2004;

2. The Company's announcement dated September 6, 2004 regarding the interim results for the six months ended June 30, 2004 published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 7, 2004; and

3. The Company's 2004 Interim Report dated September 6, 2004; and

4. The Company's announcement dated September 22, 2004 regarding the appointment of an independent non-executive director and a non-executive director published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 23, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

dlw 10/8

.../2

香港九龍觀塘巧明街九十七號旭日集團大廈二字樓
電話：（八五二）二二六三 三OOO 傳真：（八五二）二三四三 三二一七

旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 眞維斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully
For and on behalf of
Glorious Sun Enterprises Limited

Timon Liu
Company Secretary

Encl

c.c. Ms Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms Eugenia Lee & Ms Kammy Yuen of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com)
Mr. Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl

ltrs.doc/11

Interim Report 2004


有心,就有翼。
JEANSWEST
眞維斯

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)





5

INTERIM RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 together with the comparative figures for the same period as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Six months ended 30 June	
		2004	2003
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Turnover	*(2)*	**1,705,386**	1,529,057
Cost of sales		**(962,652)**	(883,076)
Gross profit		**742,734**	645,981
Other revenue and gains		**38,544**	41,507
Selling and distribution costs		**(376,164)**	(296,135)
Administrative expenses		**(230,805)**	(225,025)
Other operating expenses		**(18,378)**	(13,424)
Profit from operating activities	*(2)&(3)*	**155,931**	152,904
Finance costs		**(9,570)**	(10,317)
Share of profits and losses of:			
Jointly-controlled entities		**417**	3,306
Associates		**31,441**	28,824
Profit before tax		**178,219**	174,717
Tax	*(4)*	**(42,361)**	(31,731)
Profit before minority interests		**135,858**	142,986
Minority interests		**(34,173)**	(50,818)
Net profit from ordinary activities attributable to shareholders		**101,685**	92,168
Interim dividend		**27,016**	27,016
		HK cents	*HK cents*
Earnings per share			
Basic	*(5a)*	**10.16**	9.21
Diluted	*(5b)*	**10.02**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30 June 2004 (Unaudited) HK$'000	31 December 2003 (Audited) HK$'000
NON-CURRENT ASSETS			
Fixed assets		**500,674**	510,842
Investment property		**1,650**	1,650
Other non-current assets		**156,901**	130,542
		659,225	643,034
CURRENT ASSETS			
Inventories		**491,140**	511,619
Trade and bills receivable	(6)	**351,871**	401,134
Prepayments, deposits and other receivables		**166,040**	161,129
Pledged bank deposits		**28,147**	37,217
Cash and bank balances		**1,144,512**	1,121,178
		2,181,710	2,232,277
CURRENT LIABILITIES			
Trade and bills payable	(7)	**309,991**	408,261
Tax payable		**153,042**	128,654
Other payables and accruals		**572,276**	571,902
Dividend payable		**27,016**	-
Interest-bearing bank loans and other borrowings		**158,312**	175,091
		1,220,637	1,283,908
NET CURRENT ASSETS		**961,073**	948,369
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,620,298**	1,591,403
NON-CURRENT LIABILITIES			
Interest-bearing bank loans and other borrowings		**51,718**	53,722
Long term loans from minority shareholders		**9,400**	9,400
Deferred tax liabilities		**1,031**	1,750
		62,149	64,872
MINORITY INTERESTS		**219,458**	183,531
		1,338,691	1,343,000
CAPITAL AND RESERVES			
Issued capital		**100,058**	100,058
Reserves		**1,238,633**	1,167,898
Proposed final dividend		**-**	75,044
		1,338,691	1,343,000

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**187,325**	221,986
Net cash outflow from investing activities	**(68,830)**	(76,268)
Net cash outflow from financing activities	**(92,756)**	(95,545)
Net increase in cash and cash equivalents	**25,739**	50,173
Cash and cash equivalents at 1 January	**1,111,431**	848,991
Effect of foreign exchange rate changes, net	**(2,370)**	3,233
Cash and cash equivalents at 30 June	**1,134,800**	902,397
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**1,144,512**	928,464
Bank overdrafts	**(9,712)**	(26,067)
	1,134,800	902,397

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Total equity at 1 January	**1,343,000**	1,251,024
Net gains/(losses) not recognized in the consolidated profit and loss account – exchange differences on translation of the financial statements of foreign entities	**(3,934)**	11,083
Net profit from ordinary activities attributable to shareholders	**101,685**	92,168
Final dividend paid	**(75,044)**	(75,044)
Interim dividend	**(27,016)**	(27,016)
Total equity at 30 June	**1,338,691**	1,252,215

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal accounting policies and basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

The consolidated interim financial statements for the six months ended 30 June 2004 are unaudited and have been reviewed by the Audit Committee of the Company.

The accounting policies and basis of preparation used in the preparation of the consolidated interim financial statements are consistent with those adopted in the audited financial statements for the year ended 31 December 2003.

(2) Segment information

(a) Business segments

Six months ended 30 June

	Retail operations		Export operations		Others		Consolidated	
	2004 (Unaudited) *HK$'000*	2003 (Unaudited) *HK$'000*	2004 (Unaudited) *HK$'000*	2003 (Unaudited) *HK$'000*	2004 (Unaudited) *HK$'000*	2003 (Unaudited) *HK$'000*	2004 (Unaudited) *HK$'000*	2003 (Unaudited) *HK$'000*
Segment revenue:								
Sales to external customers	1,060,642	831,244	562,775	584,376	81,969	113,437	1,705,386	1,529,057
Other revenue and gains	11,196	11,039	14,141	10,543	7,982	14,030	33,319	35,612
Total revenue	1,071,838	842,283	576,916	594,919	89,951	127,467	1,738,705	1,564,669
Segment results	93,506	70,634	51,884	60,910	21,630	28,543	167,020	160,087
Interest income and unallocated revenue							5,225	5,895
Unallocated expenses							(16,314)	(13,078)
Profit from operating activities							155,931	152,904
Finance costs							(9,570)	(10,317)
Share of profits and losses of:								
Jointly-controlled entities	-	-	330	501	87	2,805	417	3,306
Associates	-	-	31,441	28,824	-	-	31,441	28,824
Profit before tax							178,219	174,717
Tax							(42,361)	(31,731)
Profit before minority interests							135,858	142,986
Minority interests							(34,173)	(50,818)
Net profit from ordinary activities attributable to shareholders							101,685	92,168

(2) Segment information *(Continued)*

(b) Geographical segments

Six months ended 30 June 2004 (Unaudited)

	Mainland China HK$'000	Hong Kong HK$'000	United States of America HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue:							
Sales to external customers	711,662	79,131	468,165	366,757	37,319	42,352	1,705,386

Six months ended 30 June 2003 (Unaudited)

	Mainland China HK$'000	Hong Kong HK$'000	United States of America HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue:							
Sales to external customers	597,709	78,930	489,631	262,829	33,408	66,550	1,529,057

(3) Profit from operating activities

The Group's profit from operating activities is arrived at after charging depreciation amounting to HK$53,675,000 (2003: HK$51,578,000).

(4) Tax

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profit assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Six months ended 30 June	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Group:		
Current - Hong Kong	**8,174**	6,114
Current - Elsewhere	**26,290**	14,760
Deferred	**(584)**	(269)
	33,880	20,605
Share of tax attributable to:		
Jointly-controlled entities	**-**	87
Associates	**8,481**	11,039
	8,481	11,126
Tax charge for the period	**42,361**	31,731

(5) Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the six months ended 30 June 2004 of HK$101,685,000 (2003: HK$92,168,000) and 1,000,584,000 (2003: 1,000,584,000) ordinary shares in issue during the period.

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the net profit from ordinary activities attributable to shareholders for the six months ended 30 June 2004 of HK$101,685,000. The weighted average number of ordinary shares used in the calculation is the 1,000,584,000 ordinary shares in issue during the period, as used in the basic earnings per share calculation; and the weighted average of 14,609,068 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the period.

A diluted earnings per share for 2003 has not been disclosed as no diluting events existed during that period.

(6) Trade and bills receivable

The trade and bills receivable include trade receivables, net of provision for doubtful debts of HK$105,294,000 and bills receivables of HK$246,577,000. The aged analysis of trade receivables is as follows:

	30 June 2004 (Unaudited) *HK$'000*	31 December 2003 (Audited) *HK$'000*
Less than 4 months	**80,065**	131,431
4-6 months	**20,164**	7,425
Over 6 months	**5,065**	2,985
	105,294	141,841

The Group allows an average credit period of 45 days to its trade customers.

(7) Trade and bills payable

Trade and bills payable include trade payables of HK$190,619,000. The aged analysis of trade payables is as follows:

	30 June 2004 (Unaudited) *HK$'000*	31 December 2003 (Audited) *HK$'000*
Less than 4 months	**169,623**	276,012
4-6 months	**15,787**	7,705
Over 6 months	**5,209**	7,806
	190,619	291,523

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of 2.70 HK cents (2003: 2.70 HK cents) per share for the six months ended 30 June 2004 to shareholders whose names appear on the register of members of the Company as at the close of business on Thursday, 23 September 2004. The interim dividend is expected to be paid to shareholders by post on or around Tuesday, 28 September 2004.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 21 September 2004 to Thursday, 23 September 2004, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Monday, 20 September 2004.

REVIEW OF OPERATION

In the first half of the fiscal year from January to June 2004, business environment was relatively stable when compared with the same period of last year. The soaring of crude oil price and the rebound of inflation lifted the US dollar interest rate by 0.25% at the end of June. This signaled the trend of interest rate escalation. The China Government's macroeconomic measures to ease excessive investments in some sectors did dampen the stock markets. However it had no material adverse impact on the domestic retail sentiment.

Although the competition was very keen, the Group's retail operations in both Mainland China and Australia achieved double-digit growth in turnover. The overall improvement and product quality enhancement were the momentum behind the growth of same store sales.

The respective ventures with Quiksilver and I.T were still at the initial investment stage and both proceeded along their respective development plans smoothly.

In the first half of the year, downward pricing pressure prevailed in the export market and we managed to maintain our export volume at the same level as that of last year.

During the period under review, the financial position of the Group was solid. As at 30 June 2004, net cash in hand amounted to HK$962,629,000 (2003: HK$745,065,000).

For the first half of the year, the Group's unaudited consolidated accounts showed a turnover of HK$1,705,386,000 (2003: HK$1,529,057,000) representing an increase of 11.53% when compared with the first half of last year. Net profit attributable to shareholders amounted to HK$101,685,000 (2003: HK$92,168,000) showing an increase of 10.33% when compared with the first half of last year.

1. Retail Operations

The Group's retail operations in the Mainland were mainly under the Jeanswest brand. By the end of June 2004 Jeanswest had 860 shops out of which 547 were directly managed. The network covered more than 250 cities and was the largest and the most extensive retail chain owned by foreign investors. In the period under review 21.57% rise in retail sales was registered in the Mainland.

As the market competition intensified, besides the relentless effort in upgrading our front-store services and our product design and quality, we also strove to reinforce our brand image. Apart from the usual promotions through media, the Group actively sponsored activities that had positive effects in raising the brand image. In collaboration with China National Garment Association and China Fashion Designers Association, the nation-wide casual wear design competition known as Jeanswest Fashion Award had been held since 1993. This annual festive event gave young designers in the country unparalleled opportunities to show their talent and to earn their recognition in the trade. A few universities even required their students from the Faculty of Fashion Design to participate in the Jeanswest Fashion Award as one of their graduation projects.

The Group also sponsored the Jeanswest National Extreme Sports Master Competition, a two-day competition held in Beijing. All the contestants were respectively the most outstanding athletes in the country in BMX cycling, roller-skating and skateboarding. During the interlude of these exciting races, three skateboarding world champions from US dressed in Quiksilver apparel were arranged to give an eye-opening performance. That was a very effective way to introduce to the Mainland the game of skateboarding and the apparel of street life-style as part of the Quiksilver brand building programme.

Quiksilver had opened 3 shops in Shanghai and 2 shops in Hong Kong. The sales in both markets were in line with the forecast. Its performance in Hong Kong was even better. Meanwhile, I.T had been operating 52 shops along the coastal provinces. The fashion show held in I.T's flag-ship store in Shanghai received a very positive feed-back in the trade.

In the first half of the year under review, the turnover of the Group's retail operations in Australia in its local currency grew by more than 10%. This exciting achievement was attributed to the success of the Management in motivating every member of its staff to search for their best. The lively collections and the trendy designs of our products elevated the brand image. The improved purchasing power of the Australian dollars facilitated further enhancement in product quality. The lead-time for purchase and replenishment was shortened. The inventory turnover rate was improved and the normal mark down at the end of seasons was reduced.

As at 30 June 2004, the total number of shops in our network was 1,041 (2003: 839 shops). There were 860 shops (2003: 663 shops) in the Mainland and 181 shops (2003: 176 shops) in Australia. During the period, the total turnover of our retail business amounted to HK$1,060,642,000 (2003: HK$831,244,000) showing an increase of 27.60% when compared with the same period of last year.

2. Export Business

In the first half of the year under review, retail market in North America was relatively buoyant. Orders for our export business were quite in line with that of last year. But, since the export quota system would be phased out by the end of the year, importers were able to look for bargain, and thus created much pricing pressure.

The total export turnover for the first half of the year was HK$562,775,000 (2003: HK$584,376,000) representing a decrease of 3.70% when compared with the same period of last year.

3. Financial Position

The Group's financial position kept improving during the period under review. Net cash in hand and inventory were both maintained at healthy level.

In the period, the Group entered into foreign currency forward contracts to mainly hedge its currency risks in Australian dollars. The Group's contingent liabilities mainly comprised export bills discounted with recourse. As at 30 June 2004, the said contingent liabilities were HK$19,947,000 (2003: HK$30,310,000).

4. Human Resources

As at 30 June 2004, the Group's total number of employees was about 28,000. The Group offers a competitive remuneration package to its employees. In addition, incentives are given to employees based on the Group's performance and individual performance.

PROSPECTS

Looking forward to the remaining half year, since the US presidential election has proceeded into its critical stage, in the absence of any major unforeseeable adversity, global economic condition is expected to remain fairly stable. Although the China Government's macroeconomic measures have taken effect, the imposition of such measures will still last for some time. But, because GDP is still expected to grow at 7% or above, retail sentiment in the Mainland will not be adversely affected. The Group's retail businesses in the Mainland and Australia under the brand of Jeanswest are still growing strongly, and are expected to perform better than last year and will become the main driving force behind the growth of the Group's profit. Quiksilver will continue to open shops in major cities and to sponsor those related youth activities to promote its brand name. I.T will keep up with its shops opening programme of having 80 to 100 shops by the end of this year.

Although US dollar interest rate is moving up, the increases will be expected to be fairly slow and gradual and no major adverse impact on the retail sentiment is anticipated. Consequential to the imminent phasing out of export quota system in 2005, export business is expected to be very competitive and pricing pressure will persist. To maintain our competitiveness, our colleagues along the supply chain will strive to further simplify workflow, raise productivity and reduce cost.

BOARD OF DIRECTORS

Executive

Mr. Charles Yeung, S.B.S., J.P. *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, J.P.
Ms. Cheung Wai Yee

Independent non-executive

Mr. Wong Man Kong, Peter, B.B.S., J.P.
Mr. Lau Hon Chuen, G.B.S., J.P.

COMPANY SECRETARY

Mr. Liu Cheung Yuen

DIRECTOR'S INTERESTS IN SECURITIES

As at 30 June 2004, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") were as follows:

	Number of shares held					
Name of director	Personal interests	Family interests	Corporate interests	Other interests	Total	Percentage of shareholding (%)
Mr. Charles Yeung, S.B.S., J.P.	–	–	628,494,000 *(note 1)*	–	628,494,000	62.813
Mr. Yeung Chun Fan	–	6,730,000 *(note 3)*	628,494,000 *(note 1)*	–	635,224,000	63.485
Mr. Yeung Chun Ho	–	–	32,430,000 *(note 2)*	–	32,430,000	3.241
Mr. Pau Sze Kee, Jackson	9,370,000	–	–	–	9,370,000	0.936
Mr. Hui Chung Shing, Herman, J.P.	6,250,000	–	–	–	6,250,000	0.625
Ms. Cheung Wai Yee	6,730,000 *(note 3)*	628,494,000 *(note 3)*	–	–	635,224,000	63.485
Mr. Lau Hon Chuen, G.B.S., J.P.	956,000	–	–	–	956,000	0.096

Notes:

1. 394,954,000 shares were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, S.B.S., J.P. and as to 48.066% by Mr. Yeung Chun Fan) and 233,540,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Mr. Charles Yeung, S.B.S., J.P. and as to 48.066% by Mr. Yeung Chun Fan).

2. 32,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr. Yeung Chun Ho.

3. Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan. 6,730,000 shares related to the same block of shares held by Ms. Cheung Wai Yee and 628,494,000 shares related to the same block of shares held by two companies controlled by Mr. Yeung Chun Fan.

4. Details of the interests of Directors of the Company in the underlying shares in respect of options granted to them pursuant to the share option scheme adopted by the Company are stated in the section headed "Share Option Scheme" below.

5. Interests in the shares and underlying shares in respect of share options are long position.

Save as disclosed above, as at 30 June 2004, none of the Directors had any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations, within the meaning of Divisions 7 and 8 of Part XV of the SFO, as recorded in the register kept by the Company under section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEME

The Company operates a share option scheme (the "Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the executive directors and other full-time employees of the Group. The Scheme became effective on 2 September 1996 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. As at 30 June 2004, the number of shares issuable under share options granted under the Scheme was 76,274,000, which represented approximately 7.623% of the Company's shares in issue as at that date. The maximum number of shares issuable under share options to each eligible participant in the Scheme is limited to 2.5% of the shares of the Company in issue at any time.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after a certain vesting period and ends on a date which is not later than 10 years from the date of the offer of the share options.

The subscription price of the share options is determinable by the Directors, but may not be less than the higher of (i) 80% of the average closing price of the ordinary shares of the Company on the Stock Exchange for the five trading days immediately preceding the date of the offer; and (ii) the nominal value of the ordinary shares of the Company.

The following share options granted under the Scheme were outstanding during the period ended 30 June 2004:

Name or category of participant	Number of shares subject to options					Share options		
	As at 1 January 2004 '000	During the period Exercised '000	Lapsed '000	Cancelled '000	As at 30 June 2004 '000	Date of grant*	Subscription Price** HK$	Exercise period
Directors								
Yeung Chun Fan	5,940	-	-	-	5,940	31/10/1997	1.800	31/10/1997 to 30/10/2007
Yeung Chun Ho	10,000	-	-	-	10,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Pau Sze Kee, Jackson	2,962	-	-	-	2,962	30/08/1997	2.564	16/09/1997 to 29/08/2007
	7,000	-	-	-	7,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Hui Chung Shing, Herman, J.P.	10,000	-	-	-	10,000	31/10/1997	1.800	31/10/1997 to 30/10/2007
Cheung Wai Yee	2,404	-	-	-	2,404	30/08/1997	2.564	16/09/1997 to 29/08/2007
	7,494	-	-	-	7,494	31/10/1997	1.800	31/10/1997 to 30/10/2007
	45,800	-	-	-	45,800			
Other employees in aggregate	10,800	-	(200)	-	10,600	16/06/1997	2.876	15/06/2000 to 14/06/2007
	13,268	-	(50)	-	13,218	30/08/1997	2.564	16/09/1997 to 29/08/2007
	6,656	-	-	-	6,656	31/10/1997	1.800	31/10/1997 to 30/10/2007
	76,524	-	(250)	-	76,274			

No theoretical value of share options is disclosed as no share options were granted during the period.

* The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time when the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional issued share capital at the nominal value of the shares, and the excess of the subscription price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date are deleted from the register of outstanding options.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2004, the register kept by the Company under section 336 of the SFO showed that the following shareholders (other than Directors of the Company) had disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of SFO an interest or a short position in the shares or underlying shares of the Company:

Name of shareholder	Number of shares held	Percentage of issued share capital *(%)*
Glorious Sun Holdings (BVI) Limited	394,954,000	39.472
Advancetex Holdings (BVI) Limited	233,540,000	23.340

Save as disclosed above, no other parties (other than Directors of the Company) disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of SFO or were recorded in the register as having an interest or a short position in the shares or underlying shares of the Company as at 30 June 2004.

CODE OF BEST PRACTICE

Except that the independent non-executive Directors who are subject to retirement by rotation in accordance with the bye-laws of the Company, have not been appointed for a specific term, the Directors are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

AUDIT COMMITTEE

The Company's audit committee is composed of two independent non-executive Directors of the Company, Mr. Wong Man Kong, Peter, B.B.S., J.P. and Mr. Lau Hon Chuen, Ambrose, G.B.S., J.P. The audit committee has reviewed the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited condensed consolidated interim financial statements for the six months ended 30 June 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2004.

By Order of the Board
Charles Yeung, S.B.S., J.P.
Chairman

Hong Kong, 6 September 2004

2004年
中期業績報告


有心,就有翼。
JEANSWEST
真維斯

旭日企業有限公司

(於百慕達註冊成立之有限公司)





中期業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月之未經審核中期業績，連同上年同期之比較數字如下：

簡明合併損益表

		截至六月三十日止六個月	
		二零零四年 (未經審核)	二零零三年 (未經審核)
	附註	*港幣千元*	*港幣千元*
營業額	(2)	**1,705,386**	1,529,057
銷售成本		**(962,652)**	(883,076)
毛利		**742,734**	645,981
其他收入及收益		**38,544**	41,507
銷售及分銷成本		**(376,164)**	(296,135)
行政費用		**(230,805)**	(225,025)
其他經營費用		**(18,378)**	(13,424)
經營業務溢利	(2)及(3)	**155,931**	152,904
融資成本		**(9,570)**	(10,317)
應佔溢利及虧損：			
共同控制公司		**417**	3,306
聯營公司		**31,441**	28,824
除税前溢利		**178,219**	174,717
税項	(4)	**(42,361)**	(31,731)
未計少數股東權益前溢利		**135,858**	142,986
少數股東權益		**(34,173)**	(50,818)
股東應佔經常業務純利		**101,685**	92,168
中期股息		**27,016**	27,016
		港仙	*港仙*
每股盈利			
基本	(5a)	**10.16**	9.21
攤薄後	(5b)	**10.02**	不適用

簡明合併資產負債表

	附註	二零零四年 六月三十日 (未經審核) 港幣千元	二零零三年 十二月三十一日 (經審核) 港幣千元
非流動資產			
固定資產		**500,674**	510,842
投資物業		**1,650**	1,650
其他非流動資產		**156,901**	130,542
		659,225	643,034
流動資產			
存貨		**491,140**	511,619
應收賬款及票據	*(6)*	**351,871**	401,134
預付款、按金及其他應收賬款		**166,040**	161,129
已抵押銀行存款		**28,147**	37,217
現金及銀行結餘		**1,144,512**	1,121,178
		2,181,710	2,232,277
流動負債			
應付賬款及票據	*(7)*	**309,991**	408,261
應付税款		**153,042**	128,654
其他應付賬款及應付費用		**572,276**	571,902
應付股息		**27,016**	–
計息銀行貸款及其他借款		**158,312**	175,091
		1,220,637	1,283,908
流動資產淨值		**961,073**	948,369
總資產減流動負債		**1,620,298**	1,591,403
非流動負債			
計息銀行貸款及其他借款		**51,718**	53,722
少數股東長期貸款		**9,400**	9,400
遞延税項負債		**1,031**	1,750
		62,149	64,872
少數股東權益		**219,458**	183,531
		1,338,691	1,343,000
股本及儲備			
股本		**100,058**	100,058
儲備		**1,238,633**	1,167,898
擬派末期股息		**–**	75,044
		1,338,691	1,343,000

簡明合併現金流量表

	截至六月三十日止六個月 二零零四年 (未經審核) 港幣千元	截至六月三十日止六個月 二零零三年 (未經審核) 港幣千元
經營活動現金流入淨額	**187,325**	221,986
投資活動現金流出淨額	**(68,830)**	(76,268)
融資活動現金流出淨額	**(92,756)**	(95,545)
現金及現金等額之淨增加	**25,739**	50,173
於一月一日之現金及現金等額	**1,111,431**	848,991
外幣兌換率變動之淨影響	**(2,370)**	3,233
於六月三十日之現金及現金等額	**1,134,800**	902,397
現金及現金等額結存分析		
現金及銀行結存	**1,144,512**	928,464
銀行透支	**(9,712)**	(26,067)
	1,134,800	902,397

簡明合併股東權益變動表

	截至六月三十日止六個月	
	二零零四年 (未經審核) *港幣千元*	二零零三年 (未經審核) *港幣千元*
於一月一日之權益總額	**1,343,000**	1,251,024
未反映在合併損益賬內之淨收益／(虧損) —換算海外公司財務報表之匯兌差異	**(3,934)**	11,083
股東應佔經常業務純利	**101,685**	92,168
已付末期股息	**(75,044)**	(75,044)
中期股息	**(27,016)**	(27,016)
於六月三十日之權益總額	**1,338,691**	1,252,215

簡明合併財務報表附註

(1) 主要會計政策及編製基準

本簡明中期合併財務報表乃按照香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」之規定而編製。

截至二零零四年六月三十日止六個月的中期合併財務報表為未經審核，惟已由本公司的審核委員會審閱。

本中期財務報表採用之會計政策及編製基準與編製截至二零零三年十二月三十一日止年度之已審核財務報表相同。

(2) 分類資料

(a) 業務分類

截至六月三十日止六個月

	零售業務		出口業務		其他業務		合併	
	二零零四年 (未經審核) 港幣千元	二零零三年 (未經審核) 港幣千元	二零零四年 (未經審核) 港幣千元	二零零三年 (未經審核) 港幣千元	二零零四年 (未經審核) 港幣千元	二零零三年 (未經審核) 港幣千元	二零零四年 (未經審核) 港幣千元	二零零三年 (未經審核) 港幣千元
分類收入：								
向外間顧客銷貨	1,060,642	831,244	562,775	584,376	81,969	113,437	1,705,386	1,529,057
其他收入及收益	11,196	11,039	14,141	10,543	7,982	14,030	33,319	35,612
總收入	1,071,838	842,283	576,916	594,919	89,951	127,467	1,738,705	1,564,669
分類業績	93,506	70,634	51,884	60,910	21,630	28,543	167,020	160,087
利息收入及未分配盈利							5,225	5,895
未分配費用							(16,314)	(13,078)
經營業務溢利							155,931	152,904
融資成本							(9,570)	(10,317)
應佔溢利及虧損：								
共同控制公司	–	–	330	501	87	2,805	417	3,306
聯營公司	–	–	31,441	28,824	–	–	31,441	28,824
除稅前溢利							178,219	174,717
稅項							(42,361)	(31,731)
未計少數股東權益前溢利							135,858	142,986
少數股東權益							(34,173)	(50,818)
股東應佔經常業務純利							101,685	92,168

(2) 分類資料 *(續)*

(b) 地區分類

截至二零零四年六月三十日止六個月（未經審核）

	中國內地 *港幣千元*	香港 *港幣千元*	美國 *港幣千元*	澳洲及 紐西蘭 *港幣千元*	加拿大 *港幣千元*	其他 *港幣千元*	合併 *港幣千元*
分類收入：							
向外間顧客 銷貨	711,662	79,131	468,165	366,757	37,319	42,352	1,705,386

截至二零零三年六月三十日止六個月（未經審核）

	中國內地 *港幣千元*	香港 *港幣千元*	美國 *港幣千元*	澳洲及 紐西蘭 *港幣千元*	加拿大 *港幣千元*	其他 *港幣千元*	合併 *港幣千元*
分類收入：							
向外間顧客 銷貨	597,709	78,930	489,631	262,829	33,408	66,550	1,529,057

(3) 經營業務溢利

本集團經營業務溢利已扣除折舊53,675,000港元（二零零三年：51,578,000港元）。

(4) **稅項**

香港利得稅乃根據本期間之估計應課稅溢利按稅率17.5%(二零零三年：17.5%)作出撥備。其他地區之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	截至六月三十日止六個月	
	二零零四年	二零零三年
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
本集團：		
本期－香港	**8,174**	6,114
本期－其他地區	**26,290**	14,760
遞延	**(584)**	(269)
	33,880	20,605
應佔稅項：		
共同控制公司	–	87
聯營公司	**8,481**	11,039
	8,481	11,126
期內稅項支出	**42,361**	31,731

(5) **每股盈利**

(a) 每股基本盈利

每股基本盈利乃根據截至二零零四年六月三十日止六個月之股東應佔經常業務純利101,685,000港元(二零零三年：92,168,000港元)及期內已發行普通股1,000,584,000股(二零零三年：1,000,584,000股)計算。

(b) 每股攤薄盈利

截至二零零四年六月三十日止六個月之每股攤薄盈利乃根據期內股東應佔經常業務純利101,685,000港元計算。計算時所用之普通股加權平均股數乃按照計算每股基本盈利時所用之期內已發行普通股數目1,000,584,000股，與假設期內所有購股權被行使而無償發行的普通股加權平均數14,609,068股之總和。

由於二零零三年期間未有攤薄事項發生，故並無呈列該期間之每股攤薄盈利。

(6) 應收賬款及票據

應收賬款及票據包括已扣除壞賬準備之應收貿易賬款共105,294,000港元及應收票據246,577,000港元。下列為應收貿易賬款之賬齡分析：

	二零零四年六月三十日(未經審核) *港幣千元*	二零零三年十二月三十一日(經審核) *港幣千元*
少於四個月	**80,065**	131,431
四至六個月	**20,164**	7,425
超過六個月	**5,065**	2,985
	105,294	141,841

本集團給予貿易客戶之賒賬期平均為45天。

(7) 應付賬款及票據

應付賬款及票據包括應付貿易賬款共190,619,000港元。下列為應付貿易賬款之賬齡分析：

	二零零四年六月三十日(未經審核) *港幣千元*	二零零三年十二月三十一日(經審核) *港幣千元*
少於四個月	**169,623**	276,012
四至六個月	**15,787**	7,705
超過六個月	**5,209**	7,806
	190,619	291,523

中期股息

董事局議決派發截至二零零四年六月三十日止六個月中期股息每股2.70港仙(二零零三年：2.70港仙)予二零零四年九月二十三日(星期四)營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零四年九月二十八日(星期二)郵寄予各股東。

暫停辦理股份過戶登記

本公司將由二零零四年九月二十一日(星期二)至二零零四年九月二十三日(星期四)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為獲派發上述中期股息，所有股份過戶文件連同有關股票必須於二零零四年九月二十日(星期一)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)登記。

業務回顧

二零零四年一月至六月的上半年度，營商大氣候對比去年同期尚算平穩。雖然期間原油價格飈升，通脹似又重臨，導致在六月底時美國聯邦儲備局要將美元利率調升0.25%，顯示美元加息周期又告展開。中國則因部份行業過度擴張，經濟發展呈現過熱跡象，中央政府要實施宏觀經濟調控，使股市大幅回落，但對零售市道影響不大。

期內雖然市場競爭依然激烈，但集團零售業務表現理想，在中國內地及澳洲的零售業務分別錄得雙位數的銷售升幅。全面的改善及品質的提升是同店舖銷售額增長的動力。

Quiksilver及I.T這兩個合作品牌業務發展亦算順遂，開店進度均能按原初計劃推進。由於新近進入市場，故仍處於投資階段。

出口業務今年上半年仍有價格下調的壓力，出口數量與去年大體相若。

期內集團財政狀況十分穩固，二零零四年六月三十日集團手上的淨現金已增至962,629,000港元(二零零三年：745,065,000港元)。

據未經審核的合併財務報表，截至二零零四年六月三十日止的上半年度，營業額錄得1,705,386,000港元(二零零三年：1,529,057,000港元)，而股東應佔純利亦達101,685,000港元(二零零三年：92,168,000港元)，與去年同期相比分別上升11.53%及10.33%。

(一) 零售業務

集團在中國零售業務，仍以真維斯品牌為主；在六月底時真維斯店舖達860間，遍佈二百五十多個城市，其中直接管理店舖為547間，是外商擁有自營店舖最多，覆蓋面最廣的零售網絡。在回顧的上半年，零售額同比去年增長21.57%。

有鑑於零售業務競爭日趨熾熱，管理層除不斷改善產品的設計、品質及店前服務外、更於期內加強品牌形象推廣的力度。除透過慣常的媒體推廣外，集團更積極贊助對提高品牌形象有裨益的全國性比賽。如與中國服裝協會及中國服裝設計師協會聯合主辦的全國休閑服設計比賽－中國真維斯杯，自一九九三年以來，參賽者日眾，在市場的影響亦日益擴大，今已成為全國有志於服裝設計的青年翹首以待，祈藉此以展現才華的平台。不少大學的服裝設計系，更要求學生參賽，作為計算學分的作業。

此外，集團在北京更舉辦了「真維斯全國極限運動大師賽」。滑輪、BMX小輪車及滑板等項目的參賽者均是內地各單項排位前茅的頂尖選手。兩天的比賽過程激烈，其中加插了Quiksilver三名來自美國的世界滑板高手現場表演，除掀起了競賽以外的高潮，更有效推廣滑板與街頭文化服飾。

Quiksilver在上海已有店舖3間，香港則有2間。銷售情況與預期大體相若，尤以香港表現較佳。I.T在國內主要沿海城市已有店舖52間。期間曾在上海新天地的旗艦店舉行時裝交流活動，甚獲業界及顧客的好評。

澳洲零售業務在回顧的上半年內，表現令人欣喜，銷售以澳元計算增長逾10%。考其原因是管理層在這兩年間進一步確定權責，使各級員工均明確知悉，在其崗位上能達致較佳業績的著力處，從而悉力以赴。近年商品式樣較趨時尚，品類亦更為豐富；加上澳元匯率所帶來較強購買力，全用於品質上的改善，遂使商品及品牌形象煥然一新。購貨、補貨周期的縮短，亦使存貨流轉率得以加快，故商品較少需要減價促銷。

於二零零四年六月三十日，集團零售網絡有店舖1,041間（二零零三年：839間）；中國零售店舖有860間（二零零三年：663間）；在澳洲Jeanswest有店舖合共181間（二零零三年：176間）。期內營業額合共錄得達1,060,642,000港元（二零零三年：831,244,000港元），對比去年同期上升了27.60%。

(二) 出口業務

在回顧的上半年度內，北美洲零售市道相對暢旺，接單情況同去年相若。但因成衣出口配額行將於年底取消，美國成衣入口商均試圖壓價，故集團出口業務因之而有價格下調的壓力。

截至二零零四年六月三十日止的上半年度，出口總額錄得562,775,000港元(二零零三年：584,376,000港元)，與去年同期相比下跌3.70%。

(三) 財務狀況

本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平均於本回顧期內繼續趨向更好方面發展。

在回顧期內，本集團亦有訂立外匯期貨合約，主要用以穩定澳元收入之匯兑風險。至於本集團的或然負債仍以貼現可追溯之出口票據為主，於二零零四年六月三十日，該項或然負債是19,947,000港元(二零零三年：30,310,000港元)。

(四) 人力資源

於二零零四年六月三十日，本集團之僱員總數約 28,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予適當獎勵。

業務展望

展望下半年的營商環境，因為美國大選已進入關鍵階段，除發生不可預見的事故外，宏觀經濟估計應可維持平穩。中國宏觀調控雖已初見成效，但估計仍會維持一段時間；但因經濟增長仍可望保持在7%以上，故不應對零售市道有任何重大沖擊。集團以真維斯品牌為主的零售業務不論在中國內地或澳洲，其銷售增長勢頭皆強勁，故今年零售表現應較去年為佳，並為集團業績增長的主要來源。Quiksilver仍將著力於透過贊助相關的青少年活動及比賽以提高品牌的知名度，並繼續在各大城市開設店舖以拓展業務。I.T開店速度將繼續加強，希望到年底時店舖數目可達如期的八十至一百間。

美元加息幅度估計不會太大及太速，故對北美零售市道不會有太大的影響。但二零零五年成衣出口配額取消後，市場競爭將更趨白熱化，並使出口單價繼續受壓。集團生產線上各級員工均將悉力精簡生產流程，務求提高生產效率，以降低成本，從而保持在市場上的競爭力。

董事局

執行董事

楊釗　銀紫荊星章，太平紳士　*（董事長）*
楊勳先生　*（副董事長）*
楊浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士

獨立非執行董事

王敏剛　銅紫荊星章，太平紳士
劉漢銓　金紫荊星章，太平紳士

公司秘書

廖祥源先生

董事於證券之權益

於二零零四年六月三十日，根據本公司按證券及期貨條例（「證券及期貨條例」）第三百五十二條所置存之登記冊所載，本公司董事持有本公司或其任何聯繫公司（證券及期貨條例第XV部第7及第8分部界定）之股份、相關股份及債權之權益或淡倉；或根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）上市公司董事進行證券交易的標準守則（「標準守則」）必須知會本公司及聯交所之權益或淡倉如下：

董事姓名	所持股份數目					佔股權之
	個人權益	家族權益	公司權益	其他權益	合計	百分比 (%)
楊釗 銀紫荊星章，太平紳士	–	–	628,494,000 (註1)	–	628,494,000	62.813
楊勳先生	–	6,730,000 (註3)	628,494,000 (註1)	–	635,224,000	63.485
楊浩先生	–	–	32,430,000 (註2)	–	32,430,000	3.241
鮑仕基先生	9,370,000	–	–	–	9,370,000	0.936
許宗盛太平紳士	6,250,000	–	–	–	6,250,000	0.625
張慧儀女士	6,730,000 (註3)	628,494,000 (註3)	–	–	635,224,000	63.485
劉漢銓 金紫荊星章，太平紳士	956,000	–	–	–	956,000	0.096

註：

1. 394,954,000股股份是由Glorious Sun Holdings (BVI) Limited 持有（而其全部已發行投票股本則由楊釗銀紫荊星章，太平紳士及楊勳先生分別持有51.934% 及48.066%）；233,540,000股股份由Advancetex Holdings (BVI) Limited 持有（而其全部已發行投票股本則由楊釗銀紫荊星章，太平紳士及楊勳先生分別持有51.934% 及48.066%）。

2. 32,430,000股股份是由Unicom Consultants Limited持有（該公司為楊浩先生全資擁有）。

3. 張慧儀女士為楊勳先生之配偶。6,730,000股股份實指同為張慧儀女士所持之權益；而628,494,000股股份實指同為楊勳先生控制之兩間公司所持之權益。

4. 有關董事擁有本公司之相關股份之購股權（按本公司採納之購股權計劃而授出）權益詳情，載列於以下「購股權計劃」部份。

5. 股份之權益及有關購股權之相關股份權益均為好倉。

除上文披露外，於二零零四年六月三十日，根據本公司按證券及期貨條例第三百五十二條所置存之登記冊所載，本公司董事概無於本公司或其任何聯繫公司（按證券及期貨條例第XV部第7及第8分部界定）之股份、相關股份或債權中持有任何權益或淡倉；或根據標準守則必須知會本公司及聯交所之權益或淡倉。

購股權計劃

本公司採用之購股權計劃(「計劃」)，旨在為對本集團業務成就作出貢獻之合資格參與者提供激勵及獎賞。計劃之合資格參與者包括本集團之執行董事及全職僱員。計劃於一九九六年九月二日生效，除非另行註銷或修訂，否則計劃將於該日起計十年內仍然有效。

根據計劃，現時可授出之尚未行使購股權數目最多可相等於其獲行使時佔本公司任何時間之已發行股份之10%。於二零零四年六月三十日，根據計劃已授出之購股權可發行之股份數目為76,274,000股，佔於該日之本公司已發行股份約7.623%。根據計劃向各參與者授出之購股權可發行之股份數目最多佔本公司任何時間之已發行股份之2.5%。

提呈授出之購股權可於提呈日期起計28日內接納，而獲授人須支付合共港幣1元之象徵式代價。所授出之購股權之行使期由董事會釐定，並由若干歸屬期後開始，而屆滿日期不得遲於提呈購股權日期起計十年。

購股權之認購價由董事會釐定，但不可低於下列兩者中以較高者：(i)本公司普通股於緊接提呈日期前五個交易日在聯交所之平均收市價之80%；及(ii)本公司普通股之面值。

截至二零零四年六月三十日止期間內根據計劃已授出而尚未行使之購股權如下：

	購股權所涉及之股份數目					購股權		
參與者	於二零零四	期內			於二零零四年			
姓名或類別	年一月一日 '000	行使 '000	失效 '000	取消 '000	六月三十日 '000	授出日期*	認購價** 港幣元	行使期間
董事								
楊勳先生	5,940	–	–	–	5,940	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
楊浩先生	10,000	–	–	–	10,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
趙仕基先生	2,962	–	–	–	2,962	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	7,000	–	–	–	7,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
許宗盛太平紳士	10,000	–	–	–	10,000	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
張慧儀女士	2,404	–	–	–	2,404	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	7,494	–	–	–	7,494	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
	45,800	–	–	–	45,800			
其他僱員總計	10,800	–	(200)	–	10,600	一九九七年六月十六日	2.876	二零零零年六月十五日至二零零七年六月十四日
	13,268	–	(50)	–	13,218	一九九七年八月三十日	2.564	一九九七年九月十六日至二零零七年八月二十九日
	6,656	–	–	–	6,656	一九九七年十月三十一日	1.800	一九九七年十月三十一日至二零零七年十月三十日
	76,524	–	(250)	–	76,274			

由於期內並無授出任何購股權，故未有購股權預期價值披露。

* 購股權之歸屬期由授出日期起直至行使期開始為止。

** 購股權之認購價須就供股或發行紅股或本公司股本之其他類似變動而作出調整。

除非所授出之購股權獲行使，否則有關購股權之財務影響不會記錄於本公司或本集團之資產負債表，而有關購股權之成本亦不會於損益表或資產負債表內扣除。於購股權行使時，因此發行之股份乃由本公司按股份面值入賬列作額外股本，而每股認購價超逾股份面值之數額乃由本公司列入股份溢價賬。於行使日期前註銷之購股權將從尚未行使購股權登記冊內刪除。

主要股東

於二零零四年六月三十日，根據證券及期貨條例第XV部第2及3分部條文已向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊內所載，下列主要股東(本公司董事除外)擁有本公司股份或相關股份之權益或淡倉：

股東名稱	所持股份數目	佔已發行股本百分比 (%)
Glorious Sun Holdings (BVI) Limited	394,954,000	39.472
Advancetex Holdings (BVI) Limited	233,540,000	23.340

除上文披露者外，於二零零四年六月三十日，概無其他人士(本公司董事除外)，根據證券及期貨條例第XV部第2及3分部條文向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊所載，擁有本公司股份或相關股份之權益或淡倉。

最佳應用守則

除了獨立非執行董事須根據本公司之公司細則輪值退任而無指定任期外，各董事概無知悉任何資料，足以合理地顯示本公司現時或截至二零零四年六月三十日止六個月內之任何時間，未有遵守聯交所上市規則附錄十四所列載之最佳應用守則。

審核委員會

本公司之審核委員會由本公司之獨立非執行董事王敏剛銅紫荊星章，太平紳士及劉漢銓金紫荊星章，太平紳士組成。審核委員會已審閱本集團所採納之會計原則及慣例，並已商討有關內部控制及財務報告事宜，包括審閱截至二零零四年六月三十日止六個月之未經審核簡明中期合併財務報表。

購買、出售或贖回本公司之上市證券

於截至二零零四年六月三十日止六個月內，本集團概無購買、出售或贖回本公司之上市證券。

承董事局命
楊釗
銀紫荊星章，太平紳士
董事長

香港，二零零四年九月六日

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

APPOINTMENT OF DIRECTORS

The board of directors (the "Board") of Glorious Sun Enterprises Limited (the "Company") is pleased to announce that Mr. Chung Shui Ming, Timpson ("Mr. Chung") has been appointed as an independent non-executive director and Dr. Lam Lee G. ("Dr. Lam") has been appointed as a non-executive director of the Company with effect from 22 September 2004. Mr. Chung has also been appointed as a member of the audit committee of the Company on the same date. Details of the newly appointed directors are as follows:

Mr. Chung Shui Ming, Timpson
Mr. Chung Shui Ming, Timpson, G.B.S., J.P., aged 52, is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Chung obtained a Bachelor of Science Degree from the University of Hong Kong and a Master Degree of Business Administration from the Chinese University of Hong Kong. Mr. Chung has extensive experience in the financial sector and has held senior positions in various financial institutions and public organizations.

Mr. Chung is an executive director and CEO of Shimao China Holdings Limited and also an independent non-executive director of Stockmartnet Holdings Ltd., Hantec Investment Holdings Limited and Tai Shing International (Holdings) Limited. In addition, Mr. Chung is a member of the National Committee of the 10th Chinese People's Political Consultative Conference, the deputy chairman of the council of the City University of Hong Kong, a member of the Hong Kong Housing Authority and a court member of the University of Hong Kong.

In the last three years, he was a director of Extrawell Pharmaceutical Holdings Limited and China Rich Holdings Limited and was the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Hong Kong Special Administrative Region Government Land Fund Advisory Committee, a member of the managing board of the Kowloon-Canton Railway Corporation and the Chairman of its Property Development Committee, and a member of the Disaster Relief Fund Advisory Committee.

Mr. Chung is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Dr. Lam Lee G.
Dr. Lam Lee G., aged 45, is currently President & CEO, and Vice Chairman of the board, of Chia Tai Enterprises International Limited. Dr. Lam holds a B.Sc. in sciences and mathematics, a M.Sc. in systems science, a M.B.A., a post-graduate diploma in public administration and a Ph.D. Dr. Lam has over 22 years of multinational operations and general management, strategy consulting, corporate governance, investment banking, and direct investment experience in the telecommunications, media and information technology (TMT) and financial services sectors.

Dr. Lam is a director of Capital Strategic Investment Limited, Hutchison Global Communications Holdings Limited, Shanghai Ming Yuan Holdings Limited, True Corporation Public Company Limited (a company listed in Thailand) and Rowsley Ltd. (a company listed in Singapore) and had held directorship in Asia TeleMedia Limited, Capital Prosper Limited and eCyberChina Holdings Limited. Earlier, Dr. Lam served as Managing Director of BOC International Holdings Limited, the investment bank of the Bank of China Group.

Dr. Lam is a member of the Political Consultative Committee of Jilin Province, a specially-invited member of the Political Consultative Committee of Zhejiang Province, a member of the Hong Kong Institute of Bankers, a fellow of the Hong Kong Institute of Directors and a member of its Corporate Governance Policies Committee, a member of the Financial Services Committee of the Hong Kong Coalition of Services Industries, and a member of the General Committee of the Chamber of Hong Kong Listed Companies.

There is a joint-venture company established jointly by Dr. Lam and the substantial and controlling shareholders (also directors) of the Company. Save as aforesaid, Dr. Lam is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and he does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract entered into between the Company and either Mr. Chung or Dr. Lam and they are subject to retirement by rotation and re-election in accordance with the bye-laws of the Company. Mr. Chung and Dr. Lam will each be entitled to receive an annual director's fee of HK$100,000 per annum.

The Board would like to express its warm welcome to Mr. Chung and Dr. Lam on their appointment.

List of all directors of the Company as at the date of this announcement:

Executive Directors:
Dr. Charles Yeung, S.B.S., J.P.
Mr. Yeung Chun Fan
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, J.P.
Ms. Cheung Wai Yee

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, B.B.S., J.P.
Mr. Lau Hon Chuen, Ambrose, G.B.S., J.P.
Mr. Chung Shui Ming, Timpson, G.B.S., J.P.

Non-Executive Director:
Dr. Lam Lee G.

By Order of the Board
Herman Hui, J.P.
Director

Hong Kong, 22 September 2004.

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

委任董事

旭日企業有限公司(「本公司」)董事局(「董事局」)欣然宣佈委任鍾瑞明先生(「鍾先生」)為本公司獨立非執行董事，及林家禮博士(「林博士」)為本公司非執行董事，由二零零四年九月二十二日起生效。鍾先生亦於同日獲委任為本公司審核委員會成員。新委任董事之資料如下：

鍾瑞明先生
鍾瑞明先生，獲授金紫荊星章，太平紳士，現年52歲，為香港會計師公會及英國特許公認會計師公會資深會員。彼持有香港大學理學學士學位及香港中文大學工商管理碩士學位。鍾先生於金融行業擁有豐富經驗，並曾於多家金融機構及公營團體出任高級職位。

鍾先生現為世茂中國控股有限公司之執行董事兼行政總裁；金融社控股有限公司、亨達國際控股有限公司及泰盛國際(控股)有限公司之獨立非執行董事。鍾先生亦為第十屆中國人民政治協商會議全國委員會委員，並為香港城市大學校董會副主席、香港房屋委員會及香港大學校董會成員。

於過去三年，鍾先生曾出任精優藥業控股有限公司及中富控股有限公司董事一職，另曾出任香港房屋協會主席、香港特別行政區行政會議成員、香港特別行政區政府土地基金諮詢委員會副主席、九廣鐵路公司管理局成員及該公司之物業發展委員會主席，及賑災基金諮詢委員會成員。

鍾先生與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關連，他並無持有(按證券及期貨條例第XV部所定義)本公司任何股份之權益。

林家禮博士
林家禮博士，現年45歲，現為正大企業國際有限公司的行政總裁兼副董事長。彼持有科學及數學學士學位、系統科學碩士學位、工商管理碩士學位、國家行政研究院文憑及哲學博士學位。林博士在電訊媒體及金融行業擁有超過22年之跨國企業管理、策略顧問、公司管治、投資銀行及直接投資經驗。

林博士出任董事職務的公司包括資本策略投資有限公司、和記環球電訊控股有限公司及上海銘源控股有限公司；在泰國上市的True Corporation Public Company Limited及在新加坡上市的杰俐有限公司。他亦是亞洲電信媒體有限公司、興旺行有限公司及光訊控股集團有限公司之前任董事。在加入正大企業國際有限公司之前，林博士曾任中國銀行集團的投資銀行「中銀國際控股有限公司」之董事總經理。

林博士乃中國政協吉林省委員會委員、中國政協浙江省委員會特邀委員、香港銀行學會會員、香港董事學會資深會員及其公司管治委員會委員、香港服務業聯盟財政服務委員會委員及香港上市公司商會常務委員會委員。

林博士除與本公司之主要股東和控股股東(同為董事)組成合作公司外，則與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關連，他並無持有(按證券及期貨條例第XV部所定義)本公司任何股份之權益。

本公司與鍾先生及林博士之間並無簽署任何服務合約，而他們亦須按本公司之公司細則輪值告退及膺選連任。鍾先生及林博士每年之董事酬金均為港幣十萬元正。

董事局藉此對鍾先生及林博士的加入表示歡迎。

於本公佈日期，本公司全體董事為：

執行董事：
楊釗博士 銀紫荊星章、太平紳士
楊勳先生
楊浩先生
鮑仕基先生
許宗盛 太平紳士
張慧儀女士

獨立非執行董事：
王敏剛 銅紫荊星章、太平紳士
劉漢銓 金紫荊星章、太平紳士
鍾瑞明 金紫荊星章、太平紳士

非執行董事：
林家禮博士

承董事局命
許宗盛太平紳士
董事

香港，二零零四年九月二十二日

中國日報 香港版
CHINA DAILY · HONG KONG EDITION
TUESDAY SEPTEMBER 7, 2004

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

Interim Results
For the six months ended 30 June 2004

INTERIM RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 together with the comparative figures for the same period as follows:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Six months ended 30 June 2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Turnover	(2)	1,705,386	1,529,057
Cost of sales		(962,652)	(883,076)
Gross profit		742,734	645,981
Other revenue and gains		38,544	41,507
Selling and distribution costs		(376,164)	(296,135)
Administrative expenses		(230,805)	(225,025)
Other operating expenses		(18,378)	(13,424)
Profit from operating activities	(2)&(3)	155,931	152,904
Finance costs		(9,570)	(10,317)
Share of profits and losses of:			
Jointly-controlled entities		417	3,306
Associates		31,441	28,824
Profit before tax		178,219	174,717
Tax	(4)	(42,361)	(31,731)
Profit before minority interests		135,858	142,986
Minority interests		(34,173)	(50,818)
Net profit from ordinary activities attributable to shareholders		101,685	92,168
Interim dividend		27,016	27,016
		HK cents	*HK cents*
Earnings per share			
Basic	(5a)	10.16	9.21
Diluted	(5b)	10.02	N/A

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) ***Principal accounting policies and basis of presentation***

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

The consolidated interim financial statements for the six months ended 30 June 2004 are unaudited and have been reviewed by the Audit Committee of the Company.

The accounting policies and basis of preparation used in the preparation of the consolidated interim financial statements are consistent with those adopted in the audited financial statements for the year ended 31 December 2003.

(2) **Segment information**

(a) *Business segments*

Six months ended 30 June

	Retail operations 2004 (Unaudited) HK$'000	Retail operations 2003 (Unaudited) HK$'000	Export operations 2004 (Unaudited) HK$'000	Export operations 2003 (Unaudited) HK$'000	Others 2004 (Unaudited) HK$'000	Others 2003 (Unaudited) HK$'000	Consolidated 2004 (Unaudited) HK$'000	Consolidated 2003 (Unaudited) HK$'000
Segment revenue:								
Sales to external customers	1,060,642	831,244	562,775	584,376	81,969	113,437	1,705,386	1,529,057
Other revenue and gains	11,196	11,039	14,141	10,543	7,982	14,030	33,319	35,612
Total revenue	1,071,838	842,283	576,916	594,919	89,951	127,467	1,738,705	1,564,669
Segment results	93,506	70,634	51,884	60,910	21,630	28,543	167,020	160,087
Interest income and unallocated revenue							5,225	5,895
Unallocated expenses							(16,314)	(13,078)
Profit from operating activities							155,931	152,904
Finance costs							(9,570)	(10,317)
Share of profits and losses of:								
- Jointly-controlled entities	-	-	330	501	87	2,805	417	3,306
- Associates	-	-	31,441	28,824	-	-	31,441	28,824
Profit before tax							178,219	174,717
Tax							(42,361)	(31,731)
Profit before minority interests							135,858	142,986
Minority interests							(34,173)	(50,818)
Net profit from ordinary activities attributable to shareholders							101,685	92,168

(b) *Geographical segments*

Six months ended 30 June 2004 (Unaudited)

	Mainland China HK$'000	Hong Kong HK$'000	United States of America HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue:							
Sales to external customers	711,662	79,131	468,165	366,757	37,319	42,352	1,705,386

Six months ended 30 June 2003 (Unaudited)

	Mainland China HK$'000	Hong Kong HK$'000	United States of America HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue:							
Sales to external customers	597,709	78,930	489,631	262,829	33,408	66,550	1,529,057

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of 2.70 HK cents (2003: 2.70 HK cents) per share for the six months ended 30 June 2004 to shareholders whose names appear on the register of members of the Company as at the close of business on Thursday, 23 September 2004. The interim dividend is expected to be paid to shareholders by post on or around Tuesday, 28 September 2004.

REVIEW OF OPERATION

In the first half of the fiscal year from January to June 2004, business environment was relatively stable when compared with the same period of last year. The soaring of crude oil price and the rebound of inflation lifted the US dollar interest rate by 0.25% at the end of June. This signaled the trend of interest rate escalation. The China Government's macroeconomic measures to ease excessive investments in some sectors did dampen the stock markets. However it had no material adverse impact on the domestic retail sentiment.

Although the competition was very keen, the Group's retail operations in both Mainland China and Australia achieved double-digit growth in turnover. The overall improvement and product quality enhancement were the momentum behind the growth of same store sales.

The respective ventures with Quiksilver and I.T were still at the initial investment stage and both proceeded along their respective development plans smoothly.

In the first half of the year, downward pricing pressure prevailed in the export market and we managed to maintain our export volume at the same level as that of last year.

During the period under review, the financial position of the Group was solid. As at 30 June 2004, net cash in hand amounted to HK$962,629,000 (2003: HK$745,065,000). For the first half of the year, the Group's unaudited consolidated accounts showed a turnover of HK$1,705,386,000 (2003: HK$1,529,057,000) representing an increase of 11.53% when compared with the first half of last year. Net profit attributable to shareholders amounted to HK$101,685,000 (2003: HK$92,168,000) showing an increase of 10.33% when compared with the first half of last year.

1. **Retail Operations**

The Group's retail operations in the Mainland were mainly under the Jeanswest brand. By the end of June 2004 Jeanswest had 860 shops out of which 547 were directly managed. The network covered more than 250 cities and was the largest and the most extensive retail chain owned by foreign investors. In the period under review 21.57% rise in retail sales was registered in the Mainland.

As the market competition intensified, besides the relentless effort in upgrading our front-store services and our product design and quality, we also strove to reinforce our brand image. Apart from the usual promotions through media, the Group actively sponsored activities that had positive effects in raising the brand image. In collaboration with China National Garment Association and China Fashion Designers Association, the nation-wide casual wear design competition known as Jeanswest Fashion Award had been held since 1993. This annual festive event gave young designers in the country unparalleled opportunities to show their talent and to earn their recognition in the trade. A few universities even required their students from the Faculty of Fashion Design to participate in the Jeanswest Fashion Award as one of their graduation projects.

The Group also sponsored the Jeanswest National Extreme Sports Master Competition, a two-day competition held in Beijing. All the contestants were respectively the most outstanding athletes in the country in BMX cycling, roller-skating and skateboarding. During the interlude of these exciting races, three skateboarding world champions from US dressed in Quiksilver apparel were arranged to give an eye-opening performance. That was a very effective way to introduce to the Mainland the game of skateboarding and the apparel of street life-style as part of the Quiksilver brand building programme.

Quiksilver had opened 3 shops in Shanghai and 2 shops in Hong Kong. The sales in both markets were in line with the forecast. Its performance in Hong Kong was even better. Meanwhile, I.T had been operating 52 shops along the coastal provinces. The fashion show held in I.T's flag-ship store in Shanghai received a very positive feed-back in the trade.

In the first half of the year under review, the turnover of the Group's retail operations in Australia in its local currency grew by more than 10%. This exciting achievement was attributed to the success of the Management in motivating every member of its staff to search for their best. The lively collections and the trendy designs of our products elevated the brand image. The improved purchasing power of the Australian dollars facilitated further enhancement in product quality. The lead-time for purchase and replenishment was shortened. The inventory turnover rate was improved and the normal mark down at the end of seasons was reduced.

As at 30 June 2004, the total number of shops in our network was 1,041 (2003: 839 shops). There were 860 shops (2003: 663 shops) in the Mainland and 181 shops (2003: 176 shops) in Australia. During the period, the total turnover of our retail business amounted to HK$1,060,642,000 (2003: HK$831,244,000) showing an increase of 27.60% when compared with the same period of last year.

2. **Export business**

In the first half of the year under review, retail market in North America was relatively buoyant. Orders for our export business were quite in line with that of last year. But, since the export quota system would be phased out by the end of the year, importers were able to look for bargain, and thus created much pricing pressure.

The total export turnover for the first half of the year was HK$562,775,000 (2003: HK$584,376,000) representing a decrease of 3.70% when compared with the same period of last year.

3. **Financial Position**

The Group's financial position kept improving during the period under review. Net cash in hand and inventory were both maintained at healthy level.

In the period, the Group entered into foreign currency forward contracts to hedge its currency exposure to Australian dollars. The Group's contingent liabilities mainly comprised export bills discounted with recourse. As at 30 June 2004, the said contingent liabilities were HK$19,947,000 (2003: HK$30,310,000).

4. **Human Resources**

As at 30 June 2004, the Group's total number of employees was about 28,000. The Group offers a competitive remuneration package to its employees. In addition, incentive are given to employees based on the Group's performance and individual performance.

(3) **Profit from operating activities**

The Group's profit from operating activities is arrived at after charging depreciation amounting to HK$53,675,000 (2003: HK$51,578,000).

(4) **Tax**

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on profit assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Six months ended 30 June 2004 (Unaudited) *HK$'000*	2003 (Unaudited) *HK$'000*
Group:		
Current – Hong Kong	8,174	6,114
Current – Elsewhere	26,290	14,760
Deferred	(584)	(269)
	33,880	20,605
Share of tax attributable to:		
Jointly-controlled entities	–	87
Associates	8,481	11,039
	8,481	11,126
Tax charge for the period	42,361	31,731

(5) **Earnings per share**

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the six months ended 30 June 2004 of HK$101,685,000 (2003: HK$92,168,000) and 1,000,584,000 (2003: 1,000,584,000) ordinary shares in issue during the period.

(b) *Diluted earnings per share*

The calculation of diluted earnings per share is based on the net profit from ordinary activities attributable to shareholders for the six months ended 30 June 2004 of HK$101,685,000. The weighted average number of ordinary shares used in the calculation is the 1,000,584,000 ordinary shares in issue during the period, as used in the basic earnings per share calculation; and the weighted average of 14,609,068 ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the period.

A diluted earnings per share for 2003 has not been disclosed as no diluting events existed during that period.

PROSPECTS

Looking forward to the remaining half year, since the US presidential election has proceeded into its critical stage, in the absence of any major unforeseeable adversity, global economic condition is expected to remain fairly stable. Although the China Government's macroeconomic measures have taken effect, the imposition of such measures will still last for some time. But, because GDP is still expected to grow at 7% or above, retail sentiment in the Mainland will not be adversely affected. The Group's retail businesses in the Mainland and Australia under the brand of Jeanswest are still growing strongly, and are expected to perform better than last year and will become the main driving force behind the growth of the Group's profit. Quiksilver will continue to open shops in major cities and to sponsor those related youth activities to promote its brand name. I.T will keep up with its shops opening programme of having 80 to 100 shops by the end of this year.

Although US dollar interest rate is moving up, the increases will be expected to be fairly slow and gradual and no major adverse impact on the retail sentiment is anticipated. Consequential to the imminent phasing out of export quota system in 2005, export business is expected to be very competitive and pricing pressure will persist. To maintain our competitiveness, our colleagues along the supply chain will strive to further simplify workflow, raise productivity and reduce cost.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 21 September 2004 to Thursday, 23 September 2004, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Monday, 20 September 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2004.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE

All the Information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") which were in force prior to 31 March 2004 will be published on the Stock Exchange's website in due course.

By Order of the Board
Charles Yeung, S.B.S., J.P.
Chairman

Hong Kong, 6 September 2004

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Mr. Charles Yeung, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman and Ms. Cheung Wai Yee

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter and Mr. Lau Hon Chuen, Ambrose

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

中期業績公佈
截至二零零四年六月三十日止六個月

中期業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零四年六月三十日止六個月之未經審核中期業績，連同上年同期之比較數字如下：

簡明合併損益表

	附註	截至六月三十日止六個月 二零零四年 (未經審核) 港幣千元	二零零三年 (未經審核) 港幣千元
營業額	(2)	1,705,386	1,529,057
銷售成本		(962,652)	(883,076)
毛利		742,734	645,981
其他收入及收益		38,544	41,507
銷售及分銷成本		(376,164)	(296,135)
行政費用		(230,805)	(225,025)
其他經營費用		(18,378)	(13,424)
經營業務溢利	(2)及(3)	155,931	152,904
融資成本		(9,570)	(10,317)
應佔溢利及虧損：			
共同控制公司		417	3,306
聯營公司		31,441	28,824
除稅前溢利		178,219	174,717
稅項	(4)	(42,361)	(31,731)
未計少數股東權益前溢利		135,858	142,986
少數股東權益		(34,173)	(50,818)
股東應佔經常業務純利		101,685	92,168
中期股息		27,016	27,016
		港仙	港仙
每股盈利			
基本	(5a)	10.16	9.21
攤薄後	(5b)	10.02	不適用

簡明合併財務報表附註

(1) **主要會計政策及編製基準**

本簡明中期合併財務報表乃按照香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」之規定而編製。

截至二零零四年六月三十日止六個月的中期合併財務報表為未經審核，惟已由本公司的審核委員會審閱。

本中期財務報表採用之會計政策及編製基準與編製截至二零零三年十二月三十一日止年度之已審核財務報表相同。

(2) **分類資料**

(a) 業務分類

截至六月三十日止六個月

	零售業務 二零零四年 (未經審核) 港幣千元	零售業務 二零零三年 (未經審核) 港幣千元	出口業務 二零零四年 (未經審核) 港幣千元	出口業務 二零零三年 (未經審核) 港幣千元	其他業務 二零零四年 (未經審核) 港幣千元	其他業務 二零零三年 (未經審核) 港幣千元	合併 二零零四年 (未經審核) 港幣千元	合併 二零零三年 (未經審核) 港幣千元
分類收入：								
向外間顧客銷貨	1,060,642	831,244	562,775	584,376	81,969	113,437	1,705,386	1,529,057
其他收入及收益	11,196	11,039	14,141	10,543	7,982	14,030	33,319	35,612
總收入	1,071,838	842,283	576,916	594,919	89,951	127,467	1,738,705	1,564,669
分類業績	93,506	70,634	51,884	60,910	21,630	28,543	167,020	160,087
利息收入及未分配盈利							5,225	5,895
未分配費用							(16,314)	(13,073)
經營業務溢利							155,931	152,904
融資成本							(9,570)	(10,317)
應佔溢利及虧損：								
一共同控制公司	-	-	330	501	87	2,805	417	3,306
一聯營公司	-	-	31,441	28,824	-	-	31,441	28,824
除稅前溢利							178,219	174,717
稅項							(42,361)	(31,731)
未計少數股東權益前溢利							135,858	142,986
少數股東權益							(34,173)	(50,818)
股東應佔經常業務純利							101,685	92,168

(b) 每股攤薄盈利

截至二零零四年六月三十日止六個月之每股攤薄盈利乃根據期內股東應佔經常業務純利101,685,000港元計算。計算時所用之普通股加權平均股數乃按照計算每股基本盈利時所用之期內已發行普通股數目1,000,584,000股，與假設期內所有購股權被行使而無償發行的普通股加權平均數14,609,068股之總和。

由於二零零三年期間未有攤薄事項發生，故並無呈列該期間之每股攤薄盈利。

中期股息

董事局議決派發截至二零零四年六月三十日止六個月中期股息每股2.70港仙(二零零三年：2.70港仙)予二零零四年九月二十三日(星期四)營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零四年九月二十八日(星期二)郵寄予各股東。

業務回顧

二零零四年一月至六月的上半年度，營商大氣候對比去年同期尚算平穩。雖然期間原油價格飈升，通脹似又重臨，導致在六月底時美國聯邦儲備局要將美元利率調升0.25%，顯示美元加息周期又告展開。中國則因部份行業過度擴張，經濟發展呈現過熱跡象，中央政府要實施宏觀經濟調控，使股市大幅回落，但對零售市道影響不大。

期內雖然市場競爭依然激烈，但集團零售業務表現理想，在中國內地及澳洲的零售業務分別錄得雙位數的銷售升幅，全面的改善及品質的提升是同店銷售額增長的動力。

Quiksilver及I.T這兩個合作品牌業務發展亦算順遂，開店進度均能按原初計劃推進，由於新近進入市場，故仍處於投資階段。

出口業務今年上半年仍有價格下調的壓力，出口數量與去年大體相若。

期內集團財政狀況十分穩固，二零零四年六月三十日集團手上的淨現金已增至962,629,000港元(二零零三年：745,065,000港元)。

據未經審核的合併財務報表，截至二零零四年六月三十日止的上半年度，營業額錄得1,705,386,000港元(二零零三年：1,529,057,000港元)，而股東應佔純利亦達101,685,000港元(二零零三年：92,168,000港元)，與去年同期相比分別上升11.53%及10.33%。

(一) 零售業務

集團在中國零售業務，仍以真維斯品牌為主；在六月底時真維斯店鋪達860間，遍佈二百五十多個城市，其中直接管理店鋪為547間，是外商擁有自營店鋪最多，覆蓋面最廣的零售網絡。在回顧的上半年，零售額同比去年增長21.57%。

有鑑於零售業務競爭日趨熾熱，管理層除不斷改善產品的設計、品質及店前服務外、更於期內加強品牌形象推廣的力度，除透過慣常的媒體推廣外，集團更積極贊助對提高品牌形象有裨益的全國性比賽，如與中國服裝協會及中國服裝設計師協會聯合主辦的全國休閒服設計比賽一中國真維斯杯，自一九九三年以來，參賽者日眾，在市場的影響亦日益擴大，今已成為全國有志於服裝設計的青年翹首以待，祈藉此以展現才華的平台。不少大學的服裝設計系，更要求學生參賽，作為計算學分的作業。

此外，集團在北京更舉辦了"真維斯全國極限運動大師賽"，滑輪、BMX小輪車及滑板等項目的參賽者均是內地各單項排位前茅的頂尖選手，兩天的比賽過程激烈，其中加插了Quiksilver三名來自美國的世界滑板高手現場表演，除掀起了競賽以外的高潮，更有效推廣滑板與街頭文化服飾。

Quiksilver在上海已有店鋪3間，香港則有2間，銷售情況與預期大體相若，尤以香港表現較佳。I.T在國內主要沿海城市已有店鋪52間，期間曾在上海新天地的旗艦店舉行時裝交流活動，甚獲業界及顧客的好評。

澳洲零售業務在回顧的上半年內，表現令人欣喜，銷售以澳元計算增長逾10%，考其原因是管理層在這兩年間進一步確定權責，使各級員工均明確知悉，在其崗位上能達致較佳業績的努力處，從而悉力以赴。近年商品式樣較趨時尚，品類亦更為豐富；加上澳元匯率所帶來較強購買力，全用於品質上的改善，遂使商品及品牌形象煥然一新。購貨、補貨周期的縮短，亦使存貨流轉率得以加快，故商品較少需要減價促銷。

於二零零四年六月三十日，集團零售網絡有店鋪1,041間(二零零三年：839間)；中國零售店鋪有860間(二零零三年：663間)；在澳洲Jeanswest有店鋪合共181間(二零零三年：176間)。期內營業額合共錄得達1,060,642,000港元(二零零三年：831,244,000港元)，對比去年同期上升了27.60%。

(二) 出口業務

在回顧的上半年度內，北美洲零售市道相對暢旺，接單情況同去年相若，但因成衣出口配額行將於年底取消，美國成衣入口商均試圖壓價，故集團出口業務因之而有價格下調的壓力。

截至二零零四年六月三十日止的上半年度，出口總額錄得562,775,000港元(二零零三年：584,376,000港元)，與去年同期相比下跌3.70%。

(三) 財務狀況

本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平均於本回顧期內繼續趨向更好方面發展。

在回顧期內，本集團亦有訂立外匯期貨合約，用以減低澳元收入之匯兌風險。至於本集團的或然負債仍以貼現可追溯之出口票據為主，於二零零四年六月三十日，該項或然負債為19,947,000港元(二零零三年：30,310,000港元)。

(b) 地區分類

截至二零零四年六月三十日止六個月（未經審核）

	中國內地 *港幣千元*	香港 *港幣千元*	美國 *港幣千元*	澳洲及紐西蘭 *港幣千元*	加拿大 *港幣千元*	其他 *港幣千元*	合併 *港幣千元*
分類收入：							
向外間顧客銷貨	711,662	79,131	468,165	366,757	37,319	42,352	1,705,386

截至二零零三年六月三十日止六個月（未經審核）

	中國內地 *港幣千元*	香港 *港幣千元*	美國 *港幣千元*	澳洲及紐西蘭 *港幣千元*	加拿大 *港幣千元*	其他 *港幣千元*	合併 *港幣千元*
分類收入：							
向外間顧客銷貨	597,709	78,930	489,631	262,829	33,408	66,550	1,529,057

(3) 經營業務溢利

本集團經營業務溢利已扣除折舊53,675,000港元（二零零三年：51,578,000港元）。

(4) 稅項

香港利得稅乃根據本期間之估計應課稅溢利按稅率17.5%（二零零三年：17.5%）作出撥備。其他地區之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	截至六月三十日止六個月 二零零四年 （未經審核） *港幣千元*	 二零零三年 （未經審核） *港幣千元*
本集團：		
本期－香港	8,174	6,114
本期－其他地區	26,290	14,760
遞延	(584)	(269)
	33,880	20,605
應佔稅項：		
共同控制公司	–	87
聯營公司	8,481	11,039
	8,481	11,126
期內稅項支出	42,361	31,731

(5) 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據截至二零零四年六月三十日止六個月之股東應佔經常業務純利101,685,000港元（二零零三年：92,168,000港元）及期內已發行普通股1,000,584,000股（二零零三年：1,000,584,000股）計算。

(四) 人力資源

於二零零四年六月三十日，本集團之僱員總數約28,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予適當獎勵。

業務展望

展望下半年的營商環境，因為美國大選已進入關鍵階段，除發生不可預見的事故外，宏觀經濟估計應可維持平穩。中國宏觀調控雖已初見成效，但估計仍會維持一段時間，但因經濟增長仍可望保持在7%以上，故不應對零售市道有任何重大沖擊。集團以真維斯品牌為主的零售業務不論在中國內地或澳洲，其銷售增長勢頭皆強勁，故今年零售表現應較去年為佳，並為集團業績增長的主要來源。Quiksilver仍將著力於透過贊助相關的青少年活動及比賽以提高品牌的知名度，並繼續在各大城市開設店舖以拓展業務。I.T開店速度將繼續加強，希望到年底時店舖數目可達如期的八十至一百間。

美元加息幅度估計不會太大及太速，故對北美零售市道不會有太大的影響。但二零零五年成衣出口配額取消後，市場競爭將更趨白熱化，並使出口單價繼續受壓。集團生產線上各級員工均將悉力精簡生產流程，務求提高生產效率，以降低成本，從而保持在市場上的競爭力。

暫停辦理股份過戶登記

本公司將由二零零四年九月二十一日（星期二）至二零零四年九月二十三日（星期四）止（首尾兩天包括在內）暫停辦理股份過戶登記手續。為獲派發上述中期股息，所有股份過戶文件連同有關股票必須於二零零四年九月二十日（星期一）下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司（本公司在香港之股份過戶登記處）登記。

購買、出售或贖回本公司之上市證券

於截至二零零四年六月三十日止六個月內，本集團概無購買、出售或贖回本公司之上市證券。

在聯交所網頁刊登資料

本公司將於稍後在香港聯合交易所有限公司（「聯交所」）網頁上刊登載有聯交所證券上市規則附錄十六第46(1)段至46(6)段（於二零零四年三月三十一日前有效）所規定之業績資料。

承董事局命
楊釗
銀紫荊星章，太平紳士
董事長

香港，二零零四年九月六日

於本公佈日期，本公司之董事為：

執行董事：
楊釗先生、楊勳先生、楊浩先生、鮑仕基先生、許宗盛先生及張慧儀女士

獨立非執行董事：
王敏剛先生及劉漢銓先生

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份編號：393)

按照經修訂上市規則進行
有關銷售成衣之持續關連交易

本集團在日常及一般商業過程中，以持續關連交易方式向NZ公司(一間由本公司關連人士(按上市規則所定義)控制之公司)銷售成衣。

聯交所於二零零二年十一月授予本公司無特定期限之豁免，使本公司無需就銷售成衣嚴格遵守有關持續公佈之要求。自經修訂上市規則於二零零四年三月三十一日起生效，本公司需按經修訂上市規則遵守相關規定，與NZ公司簽訂總協議。

就上市規則第14.07條所列之相關百分比率而言，每年銷售成衣的百分比率均低於2.5%，根據上市規則第14A.34條及14A.35條，銷售成衣將被分類為持續關連交易。

背景資料

本集團之主要業務為休閒服之零售、出口及製造。NZ公司之業務為於新西蘭從事休閒服進口及零售。由於NZ公司由主要股東及董事(楊釗先生及楊勳先生)間接地持有其75%股權，故本集團與NZ公司進行之任何交易均按照上市規則構成本公司之關連交易。本集團繼續在日常及一般商業過程中銷售成衣予NZ公司(「持續關連交易」)。

聯交所於二零零二年十一月二十日授予本公司豁免，使本公司無需就上述本集團與NZ公司間的交易嚴格遵守關於每次交易之進行刊發公佈的披露規定。就該豁免，每財政年度的持續關連交易總交易價值將不超過10,000,000港元或本集團之最新公佈經審核財務報表內所披露之綜合有形資產淨值之3%。該豁免並無特定期限。有關該豁免的詳情可參閱本公司二零零二年十月二十五日之公佈。

總協議

鑑於上市規則的修訂已於二零零四年三月三十一日起生效，本公司需採取適當之步驟以確保按經修訂上市規則要求遵守有關規定。就此，本公司及NZ公司已就持續關連交易簽訂了總協議，協議主要條款如下：

協議日期	：	二零零四年六月一日
協議方	：	(一)本公司 (二)NZ公司
期限	：	三年，由二零零四年六月一日至二零零七年五月三十一日
年度上限	：	3,000,000美元(約23,400,000港元)

年度上限乃按照NZ公司所提供之資料，並考慮(i)NZ公司於二零零三年向本公司購買成衣總額(截至二零零三年十二月三十一日止年度本公司經審核財務報表內所披露為9,109,000港元)；及(ii)由於NZ公司之預期業務增長，NZ公司於未來三年內向本集團作出之購貨估計。

進行持續關連交易的理由及益處

董事(包括獨立非執行董事)認為，該持續關連交易(包括上述於二零零四年六月一日簽訂總協議之上限及條款)乃在本集團一般及在日常業務過程中按照一般商業條款進行，且屬公平及合理，並符合本公司及股東的整體利益。董事認為繼續進行該持續關連交易可擴大本集團之出口業務，因此符合本公司的利益。

上市規則的含義

據上市規則第14.07條所列之相關百分比率而言，每年銷售成衣的百分比率均低於2.5%，根據上市規則第14A.34條及14A.35條，銷售成衣將被分類為持續關連交易。

該持續關連交易將需分別遵守上市規則第14A.37至14A.41條的年度審閱要求和第14A.45至14A.46條的申報規定。

若於截至二零零七年五月三十一日止期間，該持續關連交易的年度總價值超逾了上限；或總協議有重大變動，本公司將採取必須步驟以確保遵守上市規則及在合適的情況下作出進一步公佈。

釋義

「上限」	指	3,000,000美元(約23,400,000港元)，為該持續關連交易之年度最高總價值
「本公司」	指	Glorious Sun Enterprises Limited(旭日企業有限公司)，其股份於聯交所上市，為於百慕達註冊成立之公司
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「上市規則」	指	聯交所證券上市規則
「NZ公司」	指	Jeanswest Corporation (New Zealand) Limited，一間於新西蘭註冊成立之公司，並為本公司董事及主要股東(楊釗先生及楊勳先生)間接地持有75%股權。其餘25%股權乃由第三者(其為非關連人士(按上市規則所定義))所持有
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	按上市規則所定義
「美元」	指	美國之法定貨幣
「港元」	指	香港特別行政區之法定貨幣

於本公佈內(在僅供參考之情況下及除有特別指明外)，美元兌換港元乃按1美元=7.8港元之匯率計算。

承董事局命
廖祥源
公司秘書

香港，二零零四年六月一日

於本公佈日期，本公司之董事為：
執行董事：
楊釗先生、楊勳先生、楊浩先生、鮑仕基先生、許宗盛先生及張慧儀女士

獨立非執行董事：
王敏剛先生及劉漢銓先生

中國日報 香港版
CHINA DAILY · HONG KONG EDITION
WEDNESDAY JUNE 2, 2004

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code : 393)

COMPLIANCE WITH THE REVISED LISTING RULES IN RELATION TO THE CONTINUING CONNECTED TRANSACTION IN CONNECTION WITH SALE OF GARMENT

The Group has been selling garment to NZ Company, a company controlled by the connected persons (as defined under the Listing Rules) of the Company, as continuing connected transaction during its ordinary and usual course of business.

In November 2002, the Stock Exchange granted a waiver with an indefinite period to the Company from strict compliance with the continuing announcement requirements in connection with the sale of garment. With the commencement of the revised Listing Rules on 31 March 2004, the Company has to comply with the relevant requirements pursuant to the revised Listing Rules by entering into a master agreement with NZ Company.

Each of the relevant percentage ratios as set out in Rule 14.07 of the Listing Rules for the annual sale of garment is less than 2.5%, the sale of garment will be classified as a continuing connected transaction under Rules 14A.34 and 14A.35 of the Listing Rules.

BACKGROUND

The Group is principally engaged in the retailing, export and production of casual wear. NZ Company is engaged in the business of importing and retailing casual wear in New Zealand. As NZ Company is indirectly owned as to 75 per cent. by the existing substantial shareholders and Directors (namely Mr. Charles Yeung and Mr. Yeung Chun Fan), any transactions between the Group and NZ Company constitute connected transactions for the Company under the Listing Rules. The Group continues the sale of garment to NZ Company (the "Continuing Connected Transaction") during its ordinary and usual course of business.

On 20 November 2002, the Stock Exchange granted a waiver to the Company from strict compliance with the disclosure requirements in respect of the transactions between the Group and NZ Company as stated above for publications of a press announcement on each occasion as they are entered into. Under the waiver, the aggregate annual value of the Continuing Connected Transaction for each financial year shall not exceed the higher of HK$10 million or 3 per cent. of the consolidated net tangible assets of the Group as disclosed in its latest published audited accounts. The waiver was for an indefinite period. Details of the waiver can be referred to the Company's announcement dated 25 October 2002.

MASTER AGREEMENT

In view of the changes to the Listing Rules which took effect on 31 March 2004, the Company has to take appropriate steps to ensure full compliance with relevant requirements as stipulated in the revised Listing Rules. As such, the Company and NZ Company has entered into a master agreement in respect of the Continuing Connected Transaction, the principal terms of which are as follows :

Agreement date	:	1 June 2004
Parties	:	(1) the Company (2) NZ Company
Term	:	Three years from 1 June 2004 to 31 May 2007
Annual Cap	:	US$3,000,000 (approximately HK$23,400,000)

The annual Cap is determined based on the information provided by NZ Company which has taken into account (i) the amount of the purchase of garment by NZ Company from the Group in 2003 (being HK$9,109,000 as disclosed in the audited financial statements of the Company for the year ended 31 December 2003); and (ii) the estimate of purchase by NZ Company from the Group in the next three years as a result of the anticipated business growth of NZ Company.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTION

The Directors, including the independent non-executive Directors, are of the view that the Continuing Connected Transaction (including the Cap and terms of the master agreement signed on 1 June 2004 as stated above) is conducted in the ordinary and usual course of business of the Group, and is based on normal commercial terms and is fair and reasonable and in the interests of the Company and its shareholders as a whole. The Directors consider it to be in the interest of the Company to continue engaging in the Continuing Connected Transaction as it will help to enhance the export operations of the Group.

LISTING RULES IMPLICATIONS

Each of the relevant percentage ratios as set out in Rule 14.07 of the Listing Rules for the annual sale of garment is less than 2.5%, the Continuing Connected Transaction will be classified as a continuing connected transaction under Rules 14A.34 and 14A.35 of the Listing Rules.

The Continuing Connected Transaction will also be subject to the annual review requirement and the reporting requirement under Rules 14A.37 to 14A.41 and Rules 14A.45 to 14A.46 of the Listing Rules respectively.

If during the period ending 31 May 2007, the aggregate annual value of the Continuing Connected Transaction exceeds the Cap or there is a material change to the master agreement, the Company will take necessary steps to ensure compliance with the Listing Rules and further announcement will be made as and when appropriate.

DEFINITIONS

"Cap"	US$3,000,000 (approximately HK$23,400,000), being the maximum aggregate annual value for the Continuing Connected Transaction
"Company"	Glorious Sun Enterprises Limited, the shares of which are listed on the Stock Exchange, is a company incorporated in Bermuda
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NZ Company"	Jeanswest Corporation (New Zealand) Limited, a company incorporated in New Zealand and is indirectly owned as to 75% by Mr. Charles Yeung and Mr. Yeung Chun Fan, both of whom are the Directors and substantial shareholders of the Company. The remaining 25% shareholding is owned by a third party who is not a connected person (as defined under the Listing Rules) of the Company.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholders"	as defined in the Listing Rules
"US$"	United States dollars, the lawful currency of United States of America
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region

In this announcement, for reference only and unless specified, the translation of United States dollar into Hong Kong dollar is based on the exchange rate of US$1.00=HK$7.80.

By Order of the Board
Liu Cheung Yuen
Company Secretary

Hong Kong, 1 June 2004

As at the date of this announcement, the directors of the Company are as follows:
Executive Directors:
Mr. Charles Yeung, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman and Ms. Cheung Wai Yee
Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter and Mr. Lau Hon Chuen, Ambrose